EXHIBIT 99.1

Internet Gold Reports Financial Results For The Third Quarter of 2012

- Progress In Line With B Communications' Strategic Plan Driven By Bezeq’s Continued Strong Cash Generation -

Ramat Gan, Israel – November 8, 2012 – Internet Gold Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the third quarter ended September 30, 2012.

Bezeq’s results: For the third quarter of 2012, the Bezeq Group reported revenues of NIS 2.5 billion ($ 638 million) and operating profit of NIS 667 million ($ 171 million). Bezeq’s EBITDA for the third quarter totaled NIS 1 billion ($ 262 million), representing an EBITDA margin of 41%. Net income for the period attributed to the shareholders of Bezeq totaled NIS 342 million ($ 87 million). Bezeq's cash flow from operating activities totaled NIS 1 billion ($ 262 million) during the third quarter of 2012.

Dividend from Bezeq: On October 10, 2012, Internet Gold's subsidiary, B Communications received two dividend payments from Bezeq which together totaled NIS 464 million ($ 119 million). These dividend payments included a current dividend of NIS 309 million ($ 79 million), representing B Communications’ share of Bezeq’s net profit for the first half of 2012, and a special dividend of NIS 155 million ($ 40 million), representing B Communications’ share of the fourth installment of six special dividend payments declared by Bezeq and approved by its shareholders last year.

Cash Position: As of September 30, 2012, Internet Gold’s unconsolidated cash and cash equivalents totaled NIS 312 million ($ 80 million), its unconsolidated gross debt was NIS 1.17 billion ($ 299 million), and its unconsolidated net debt totaled NIS 858 million ($ 219 million).

Internet Gold's Unconsolidated Balance Sheet Data*

	September 30,	December 31,	September 30,	December 31,
	2012	2011	2012	2011
	(NIS millions)		(US$ millions)
Short term liabilities	147	135	38	34
Long term liabilities	1,023	985	261	252
Total liabilities	1,170	1,120	299	286
Cash and cash equivalents	312	343	80	87
Total net debt	858	777	219	199

* Does not include the balance sheet of B Communications.

Internet Gold’s Third Quarter Consolidated Financial Results

Internet Gold's revenues for the third quarter of 2012 were NIS 2,494 million ($ 638 million), a 15% decrease compared with NIS 2,917 million ($ 746 million) reported in the third quarter of 2011. For both the current and the prior-year periods, Internet Gold's revenues consisted entirely of its share of Bezeq’s revenues.

Internet Gold's net loss attributable to shareholders for the third quarter totaled NIS 62 million ($ 16 million), compared to a net loss attributable to shareholders of NIS 52 million ($ 13 million) reported in the third quarter of 2011. This net loss reflects the impact of two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of the Bezeq acquisition was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. The company's subsidiary, B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

During the third quarter of 2012, Internet Gold's subsidiary, B Communications recorded amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”) of NIS 307 million ($ 78 million), net. From the Bezeq acquisition date (April 14, 2010) until the end of the reporting quarter, B Communications has amortized approximately 53% of the total Bezeq PPA. It expects to amortize an additional 5% in the fourth quarter of 2012.

B Communications' Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

•
Financial expenses: Internet Gold’s unconsolidated financial expenses for the third quarter totaled NIS 17 million ($ 4 million). These expenses consisted primarily of expenses related to the Company’s debentures, which totaled NIS 25 million ($ 6 million) that were offset by financial income of NIS 8 million ($ 2 million) generated by our short term investments. The significant financial expenses recorded in the third quarter were due primarily to high CPI linkage expenses attributable to the 0.85% increase in the Israeli CPI, to which the Company’s debt is linked.

Internet Gold’s Unconsolidated Financial Results

	Quarter ended September 30,		Quarter ended September 30,
	2012	2011	2012	2011
	(NIS millions)		(US$ millions)
Revenues	-	-	-	-
Financial expenses	(17)	(24)	(4)	(6)
Other expenses	(1)	(2)	-	-
Interest in Bcom's net loss	(44)	(26)	(12)	(7)
Net loss	(62)	(52)	(16)	(13)

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “The third quarter of 2012 was another stable period for Bezeq, demonstrating the cash flow-generating power of its formidable position in Israel’s telecommunications market. Despite current conditions in the Israeli capital market, as a long-term communications player with loans not burdened by share price-related covenants, our subsidiary B Communications is able to manage its cash position entirely according to plan, relying upon steady and visible cash flow to fulfill all loan commitments while continuing to accelerate its repayments.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s consolidated financial report for the quarter ended September 30, 2012. For a full discussion of the Bezeq Group’s results for the quarter, please refer to http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3 2012	Q3 2011	Change
	(NIS millions)
Revenues	2,494	2,917	-14.5%
Operating profit	667	944	-29.3%
EBITDA	1,026	1,301	-21.1%
EBITDA margin	41.1%	44.6%
Net profit attributable to Company shareholders	342	550	-37.8%
Diluted EPS (NIS)	0.13	0.20	-35.0%
Cash flow from operating activities	1,024	882	16.1%
Payments for investments, net	270	374	-27.8%
Free cash flow 1	754	508	48.4%
Net debt/EBITDA (end of period) 2	1.64	1.24
Net debt/shareholders' equity (end of period)	3.69	2.93

1	Free cash flow is defined as cash flows from operating activities less net payments for investments.
2	EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2012 amounted to NIS 2.49 billion compared with NIS 2.92 billion in the corresponding quarter of 2011, a decrease of 14.5%. Most of the decrease in the Bezeq Group's revenues was due to lower revenues from the sale of cellular handsets and the erosion of revenues from cellular services.

Operating profit of the Bezeq Group in the third quarter of 2012 amounted to NIS 667 million, compared with NIS 944 million in the corresponding quarter of 2011, a decrease of 29.3%. Earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter of 2012 amounted to NIS 1.03 billion (EBITDA margin of 41.1%), compared with NIS 1.30 billion (EBITDA margin of 44.6%) in the corresponding quarter of 2011, a decrease of 21.1%. Net profit attributable to Bezeq shareholders in the third quarter of 2012 amounted to NIS 342 million compared with NIS 550 million in the corresponding quarter of 2011, a decrease of 37.8%. The decrease in profitability metrics was primarily due to a decrease in profitability in the cellular segment as well as lower capital gains from real estate and copper sales in the Fixed-line segment compared to the corresponding quarter of 2011.

Cash flow from operating activities in the third quarter of 2012 amounted to NIS 1.02 billion compared with NIS 882 million in the corresponding quarter of 2011, an increase of 16.1% mainly due to improved working capital in the cellular segment.  Free cash flow in the third quarter of 2012 amounted to NIS 754 million compared with NIS 508 million in the corresponding quarter of 2011, an increase of 48.4%. The increase in free cash flow was due to an increase in cash flow from operating activities as well as the completion of large infrastructure projects initiated in prior years.

Gross capital expenditures (CAPEX), in the third quarter of 2012 amounted to NIS 346 million compared with NIS 437 million in the corresponding quarter of 2011, a decrease of 20.8%. The Bezeq Group's CAPEX to consolidated sales ratio in the third quarter of 2012 was 13.9%, compared with 15.0% in the corresponding quarter of 2011.

As of September 30, 2012, gross financial debt of the Bezeq Group was NIS 8.94 billion, compared with NIS 9.61 billion as of September 30, 2011. The net financial debt of the Bezeq Group was NIS 7.19 billion compared with NIS 5.99 billion as of September 30, 2011. At the end of September 2012, the Bezeq Group's net financial debt to EBITDA ratio was 1.64, compared with 1.24 at the end of September 2011.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of September 30, 2012 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2012 (NIS 3.912 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.
Consolidated Statements of Financial Position

(In millions)

		Convenience
		translation into
		U.S. dollars
	September 30	September 30	September 30	December 31
	2012	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	705	180	1,722	1,447
Investments including derivatives	1,743	446	2,721	1,548
Trade receivables	3,044	778	3,007	3,059
Other receivables	259	66	236	294
Inventory	149	38	199	204
Assets classified as held-for-sale	172	44	113	167

Total current assets	6,072	1,552	7,998	6,719

Investments including derivatives	94	24	115	119
Long-term trade receivables	1,193	305	1,594	1,499
Property, plant and equipment	6,811	1,741	7,392	7,143
Intangible assets	7,189	1,838	8,342	8,085
Deferred and other expenses	406	104	385	412
Investments in equity-accounted investee
(mainly loans)	984	251	1,031	1,059
Deferred tax assets	144	37	218	223

Total non-current assets	16,821	4,300	19,077	18,540

Total assets	22,893	5,852	27,075	25,259

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position

(In millions)

		Convenience
		translation into
		U.S. dollars
	September 30	September 30	September 30	December 31
	2012	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS	US$	NIS	NIS
Liabilities
Short-term bank credit, current maturities of
long-term liabilities and debentures	1,057	270	1,567	1,306
Trade payables	770	197	919	892
Other payables including derivatives	765	195	1,108	790
Dividend payable	1,366	349	1,542	669
Current tax liabilities	564	144	432	499
Deferred income	60	15	52	56
Provisions	172	44	220	186
Employee benefits	288	74	467	389

Total current liabilities	5,042	1,288	6,307	4,787

Debentures	6,066	1,551	6,445	6,388
Bank loans	6,524	1,668	6,876	6,753
Loans from institutions and others	546	140	548	544
Dividend payable	326	83	771	636
Employee benefits	228	58	271	229
Other liabilities	86	22	156	186
Provisions	71	18	70	69
Deferred tax liabilities	1,107	283	1,249	1,426

Total non-current liabilities	14,954	3,823	16,386	16,231

Total liabilities	19,996	5,111	22,693	21,018

Equity
Total equity attributable to equity holders
of the Company	(185)	(47)	(14)	(27)
Non-controlling interest	3,082	788	4,396	4,268

Total equity	2,897	741	4,382	4,241

Total liabilities and equity	22,893	5,852	27,075	25,259

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Operations

(In millions, except per share data)

	Nine months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2012	2012	2011	2012	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS	US$	NIS	NIS	US$	NIS	NIS
Revenues	7,829	2,001	8,726	2,494	638	2,917	11,376

Cost and expenses
Depreciation and amortization	2,267	579	2,113	757	194	714	2,984
Salaries	1,530	391	1,626	512	131	551	2,122
General and operating
expenses	3,016	771	3,452	964	246	1,184	4,468
Other operating expenses, net	52	13	277	19	5	1	323

	6,865	1,754	7,468	2,252	576	2,450	9,897

Operating income	964	247	1,258	242	62	467	1,479

Financing expenses, net	344	88	473	124	32	186	580

Income after financing
expense, net	620	159	785	118	30	281	899

Share in losses of
equity-accounted investee	233	60	203	92	24	66	216

Income before income tax	387	99	582	26	6	215	683

Income tax	279	71	340	75	19	136	653

Net income (loss)	108	28	242	(49)	(13)	79	30

Attributable to:
Owners of the Company	(144)	(37)	(149)	(62)	(16)	(52)	(266)
Non-controlling interest	252	65	391	13	3	131	296
Net income (loss)	108	28	242	(49)	(13)	79	30

Net loss per share, basic	(7.52)	(1.92)	(7.94)	(3.24)	(0.83)	(2.82)	(13.56)

Net loss per share, diluted	(7.55)	(1.93)	(8.00)	(3.24)	(0.83)	(2.84)	(13.60)